Supplement dated June 14, 2007 (to prospectus supplement dated May 31, 2007 to prospectus dated February 27, 2007)

$361,160,000
(Approximate)

American Home Mortgage Assets Trust 2007-4
Issuing Entity

American Home Mortgage Servicing, Inc.
Servicer

American Home Mortgage Corp.
Sponsor

American Home Mortgage Assets LLC
Depositor

American Home Mortgage Assets Trust 2007-4,
Mortgage-Backed Pass-Through Certificates, Series 2007-4

The section entitled “Summary of Prospectus Supplement— The LPMI Insurer” on page S-9 of the prospectus supplement shall be deleted in its entirety.

The section entitled “Summary of Prospectus Supplement — The LPMI Policy” beginning on page S-9 of the prospectus supplement shall be deleted in its entirety.

The last two paragraphs under “Risk Factors — Some Additional Risks Are Associated With the Class A Certificates and Class M Certificates” beginning on Page S-18 of the prospectus supplement shall be shall be deleted in their entirety.

The seventh paragraph under “The Mortgage Pool — General” beginning on page S-27 of the prospectus supplement shall be replaced in its entirety with the following:

Approximately 37.77% of the mortgage loans, by aggregate stated principal balance of the mortgage loans as of the cut-off date, with loan-to-value ratios in excess of 80.00% will be covered by a lender-paid primary mortgage insurance policy.  Of these mortgage loans, 39.76%, 12.55%, 47.26% and 0.43% will be insured by a lender-paid primary insurance policy issued by Mortgage Guaranty Insurance Corporation, Radian Guaranty Inc., Triad Guaranty Insurance Corporation and AIG United Guaranty, respectively. See “Description of Primary Mortgage Insurance, Hazard Insurance; Claims Thereunder — Primary Mortgage Insurance Policies” in the prospectus for additional information regarding the lender-paid primary mortgage insurance policies.

The section entitled “The Mortgage Pool — The LPMI Insurer” beginning on page S-30 of the prospectus supplement shall be deleted  in its entirety.

The section entitled “The Mortgage Pool — The LPMI Policy” beginning on page S-30 of the prospectus supplement shall be deleted  in its entirety.

The table under “The Servicer — Table of Fees and Expenses” beginning on page S-37 of the prospectus supplement shall be replaced in its entirety with the following:

Description	Amount	Receiving Party
Servicer Fee	With respect to any mortgage loan, 0.375% per annum(1)	Servicer
Master Servicer Compensation	Investment income on funds on deposit in the distribution account(2)	Master Servicer
Certificate Insurer Premium	0.09% per annum of the aggregate Certificate Principal Balance of the Class A-3 Certificates and Class A-5 Certificates	Certificate Insurer
Lender-paid mortgage insurance fees
With respect to the mortgage loans covered by lender-paid mortgage insurance, a rate ranging from 0.19% per annum to 1.37% per annum. The weighted average of the lender-paid mortgage insurance fee rate on the covered mortgage loans is equal to 0.77% per annum
The related lender-paid mortgage insurer

The definition of “Net Mortgage Rate” on page S-115 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Net Mortgage Rate— For any mortgage loan, the then applicable mortgage rate thereon less (i) the Servicing Fee Rate, and (ii) with respect to any mortgage loan covered by a lender-paid mortgage insurance policy, the related mortgage insurance premium rate.

The definitions of “TGIC”, “TGIC Fee”, “TGIC Fee Rate” and “TGIC Policy” on page S-122 of the prospectus supplement shall be deleted in their entirety.

UBS Investment Bank